Exhibit 12.1
Statement of Ratio of Earnings to Fixed Charges

	Successor			Predecessor
			Period from	Period from
	Year Ended	Year Ended	June 25, 2003 to	January 1,
	December 31,	December 31,	December 31,	2003 to
	2005	2004	2003	June 25, 2003
Rent expense for operating leases	$4,631	$2,791	$1,208	$1,011
Fixed Charges:
Interest expense	21,887	18,601	4,179	6,270
One-third of rental expense	1,544	930	403	337
Total fixed charges	23,431	19,531	4,582	6,607

Income (loss) before taxes	7,403	(21,232)	(728)	(22,651)
Total earnings (before income taxes and fixed charges)	$16,028	$(1,701)	$3,854	$(16,044)

Ratio of earnings to fixed charges	$—	—	—	—

Fixed charges in excess of earnings	$(7,403)	$21,232	$728	$22,651